Exhibit 99.1

Neptune to Participate in Alliance Global Partners Virtual Event

LAVAL, QC, Sept. 17, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable, and purpose-driven lifestyle brands, announced that Michael Cammarata, its President and  Chief Executive Officer, will participate in a virtual 'fireside' chat, which is part of the series 'The Cannabis Chronicles' hosted by Aaron Grey, Managing Director of Consumer & Cannabis Equity Research at Alliance Global Partners, on Friday, September 18, 2020 at 10:30 a.m. Eastern Time.

Interested parties may listen to the live webinar discussion and access the webcast via a link available on the Investors – Events & Presentations section of the Company's website at https://neptunecorp.com/investors/events or directly at https://us02web.zoom.us/webinar/register/WN_HQDILXYST2OlRw_py7bUJg.

About Neptune Wellness Solutions Inc.

Neptune Wellness Solutions is a diversified and fully integrated health and wellness company. With a mission to redefine health and wellness, Neptune is focused on building a broad portfolio of high-quality and affordable consumer products in response to long-term secular trends and market demand for plant-based, sustainable, and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify innovation opportunities, quickly adapt to consumer preferences and demand, and bring new products to market through its mass retail partners and e-commerce channels. Leveraging decades of expertise in extraction and product formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to business customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals, and white label consumer packaged goods. The Company has a strong position in cannabis and hemp research, development, and commercialization focused on the use of cannabinoids in household products to make them safer, healthier, and more effective. Neptune's corporate headquarters is located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec, and a 24,000-squarefoot facility located in North Carolina. For additional information, please visit: https://neptunecorp.com/.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: ICR, John Mills, 646-277-1254, John.Mills@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 08:00e 17-SEP-20